Dear Sam,

I noticed you don't have any holdings in the artist Jacqueline Humphries yet. If you're not familiar with her yet, that may be why it's the perfect time to consider.

Humphries is a living artist, working primarily in New York City and is known for her large-scale abstract paintings.

Her earliest painting sold at auction in 1993 for just $1,700 and her latest just sold for $403k (all-in) in May of this year. In 2022, she set her current auction record by selling a painting for $850k (with fees).

We started buying into her market just last year, after our data team felt confident in her long term growth trajectory. Since her market is still emerging, we believe it's a great time to add exposure to her market, since her higher relative risk is balanced with lower relative prices (sub-$1M).

We have a prime, mid-scale example of Humphries' stencilled emoticon paintings. It features the same emoticon motif as her #1 auction record. This is our smallest Humphries initial offering to date, at just $225k.



#1 Auction Record

Ω:) (2017), 100 x 111 in.



Our Offering

:) green (2017) 38 x 40 in.

See more info here and view offering circular below.

New: Not sure how this offering would fit into your portfolio? Click here for a call with a representative of MasterworksAdvisers to discuss this investment.

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Auction record not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Masterworks and Masterworks Advisers operate as separate legal entities and provide materially different services. Masterworks Advisers is a wholly owned subsidiary of Masterworks and Masterworks receives fees and compensation from the Masterworks Securities that Masterworks Advisers recommends to advisory clients.

Masterworks internally defines an artist's "market rating profile" as the estimated relative variability of price appreciation among artwork sold in a given artist's market in aggregate, as measured by certain self-selected characteristics of the overall auction market for the artist's work. This classification is intended to provide a generalized comparative measure, but is not intended in any way to gauge absolute market risk of an artist, Masterworks securities, or the overall art market. Past results are not indicative of future outcomes. Each artwork is unique. Market rating profile does not measure the expected variability specific to an individual artwork, including price paid for a work and speed of re-sale.